Exhibit 17.1

Board of Directors

First State Bancorporation

P.O. Box 3686

Albuquerque, NM 87190

Re:	Resignation

Dear Directors:

It is with regret that I must tender my resignation from the Board of Directors of First State Bancorporation for personal reasons. I request that my resignation become effective January 24, 2008. I have enjoyed my long association with First State and my time on the Board of Directors.

Sincerely,

\s\ Douglas M. Smith, M.D.
Douglas M. Smith, M.D.